15047251

SEC
Mail Processing
Section

FEB 26 2015

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-51899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-14 AND ENDING 31-Dec-14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ACA/Prudent Investors Planning Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

326 US Highway 22- Suite 12B
(No. and Street)

Greenbrook	**NJ**	**08812**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Achtel **732-926-1100**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 3/2/15

3/5/15

OATH OR AFFIRMATION

I, **Alan Achtel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ACA/Prudent Investors Planning Corporation**, as of **December 31, 2014**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Susan Checchio
Notary Public
New Jersey
My Commission Expires August 8, 2018
No. 2437252

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
ACA/Prudent Investors Planning Corporation

We have audited the accompanying financial statements of ACA/Prudent Investors Planning Corporation, which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA/Prudent Investors Planning Corporation as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 13, 2015

ACA/Prudent Investors Planning Corporation
Balance Sheet
As of December 31, 2014

ASSETS	
Current assets:	
Cash	$287,974
Accounts receivable	83,298
Prepaid expense	22,644
Total Current Assets	$393,916
Other asset:	
Security deposit	3,046
Fixed assets- net	1,122
Total Assets	$398,084
LIABILITIES & SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$5,092
Total Current Liabilities	$5,092
Shareholders' Equity:	
Common stock: 100 shares authorized, stated value $1 100 shares issued and outstanding	$100
Additional paid in capital	109,900
Retained earnings	282,992
Shareholders' equity	392,992
Total Liabilities & Shareholders' Equity	$398,084

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Operations
For the Year Ended December 31, 2014

Revenues	$1,145,281
General and administrative expenses:	
Salary & payroll tax expense	$421,205
Rent expense	36,246
Retirement plan	50,786
General administration	80,888
Total general and administrative expenses	589,125
Income from operations	$556,156
Provision for income taxes	0
Net income	$556,156

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net income	$556,156
Adjustments to reconcile net loss items not requiring the use of cash:	
Depreciation expense	620
Changes in other operating assets and liabilities:	
Prepaid expense	(854)
Accounts receivable	1,426
Accounts payable & accrued expenses	(3,874)
Net cash provided by operations	$553,474
Financing activities:	
Distributions paid to shareholders	($482,263)
Net cash used by financing activities	(482,263)
Net increase in cash during the fiscal year	$71,211
Cash at December 31, 2013	216,763
Cash at December 31, 2014	$287,974
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2013

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2013	100	$100	$109,900	$209,099	$319,099
Distributions paid to shareholders				(482,263)	(482,263)
Net income for the fiscal year				556,156	556,156
Balance at December 31, 2014	100	$100	$109,900	$282,992	$392,992

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Organization

ACA/Prudent Investors Planning Corporation (the Company) is a privately held corporation formed in New Jersey in 1999 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection. Investment advisory fees are recorded when collected.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2014 because of their short term nature.

4. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space in Green Brook, New Jersey. Minimum lease payments under this lease are as follows.

2015	$25,381
2016	27,481
2017	11,815
Net minimum lease payments	$64,677

5. Retirement Plans

The Company maintains a deferred compensation 401(k) plan for qualifying employees and accrues a limited matching contribution to the plan based upon the employee's contributions, up to 4% of the employee's qualifying salary. Compensation deferral plan contributions for calendar year 2014 were $16,848.

The Company also maintains a defined contribution profit sharing plan for employees that have met certain employee requirements. The contributions to the plan are discretionary. Profit sharing expense for calendar year 2014 was $33,938.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2014 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$392,992
DEBITS:	
Non-allowable assets:	
Non-allowable portion of accounts receivable	(8,029)
Security deposit	(3,046)
Prepaid expense	(22,644)
Fixed assets- net	(1,122)
NET CAPITAL	$358,151
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$358,151
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$353,151
AGGREGATE INDEBTEDNESS:	$5,092
AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.42%
Excess net capital previously reported	$353,151
Excess net capital per audited report	$353,151

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

ACA/Prudent Investors Planning Corporation
326 Route 22 West- Suite 12B
Greenbrook, NJ 08812

Schedule III
December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

ACA/Prudent Investors Planning Corporation is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(i) of SEC Rule 15c3-3 (the "exemption provisions").

ACA/Prudent Investors Planning Corporation met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you.

Alan Achtel
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which ACA/Prudent Investors Planning Corporation. identified the provisions of SEC Rule 15c3-3 paragraph k(1)(iii) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1)(iii) of SEC Rule 15c3-3.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 13, 2015